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Exhibit k.16

AMENDMENT TO EMPLOYMENT AGREEMENT

        THIS AMENDMENT TO EMPLOYMENT AGREEMENT (this "Amendment"), is made and entered into as of July 15, 2003, by and between (i) GLADSTONE CAPITAL CORPORATION, a Maryland corporation (the "Company"), (ii) GLADSTONE ADVISERS, INC., a Virginia corporation (the "Adviser"), and (iii) GEORGE STELLJES III (the "Executive").

RECITALS

        A.    The Company and the Executive are parties to an Employment Agreement, dated as of September 2, 2002 (the "Original Agreement").

        B.    The Company and the Adviser have entered into an Investment Advisory and Administrative Agreement, as of October 1, 2002, and in furtherance thereof, the Company desires to centralize its employment functions in its wholly-owned subsidiary, the Adviser.

        C.    The Company, the Adviser and the Executive desire to amend the Original Agreement to reflect the Adviser's role as the Executive's employer and as otherwise hereinafter set forth.

AGREEMENT

        In consideration of the premises and the terms and conditions set forth in this Amendment, the parties agree as follows:

        1.     Amendment to Original Agreement.

          (a)   The Original Agreement is hereby amended and restated to reflect that the Adviser is the Executive's employer, instead of the Company, and all references in the Original Agreement to "the Company" are replaced with "the Adviser," including particularly Sections 1, 2(a), 2(b), 2(d), 3(a), 3(b), 3(c), 4, 5 and 7 through 18. The Adviser and the Executive hereby accept such assignment.

          (b)   Notwithstanding the foregoing general replacement of "the Adviser" for "the Company," the Executive's role as an officer of the Company (as opposed to an employee) is unchanged. The references in Section 2(a) relating to the Executive's officer role with the Company, Section 3(d) relating to stock options in the Company's stock, and Section 7(a) relating to the non-competition provisions of the Company's business shall continue to also refer to the Company, and the Executive's rights and obligations with respect thereto are unaffected by this Amendment. Additionally, the provisions of Sections 6 and 11 shall apply to both the Company and the Adviser, as the context requires.

          (c)   Section 2(c) of the Original Agreement is amended and restated in its entirety to read as set forth on Schedule Aattached hereto.

        2.     Effectiveness. This Amendment shall become effective immediately upon execution by the Company and the Executive. Other than the amendment set forth herein, the Original Agreement shall remain in full force and effect.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

GLADSTONE CAPITAL CORPORATION
By:	/s/ DAVID GLADSTONE David Gladstone, Chief Executive Officer
GLADSTONE ADVISERS, INC.
By:	/s/ DAVID GLADSTONE David Gladstone, Chief Executive Officer
EXECUTIVE
/s/ GEORGE STELLJES III George Stelljes III

SCHEDULE A

AMENDMENT TO SECTION 2(C) OF EMPLOYMENT AGREEMENT

  (c)

        (1)   It is understood and agreed that the Executive shall be an officer of and employed by the Adviser. The Executive may also serve as an employee, director, officer and shareholder of Gladstone Management Corporation, a Delaware corporation ("Management"), and may also serve as a director, officer and shareholder of the Company and of other entities through the auspices of the Adviser. Except as provided below, the Executive shall devote all of his business time, attention and efforts to his duties serving the Adviser, in its role as adviser to the Company, and, through its contractual relationships with Management, to Gladstone Commercial Corporation and other entities (such entities collectively called the "Managed Entities"). The Executive's time shall be apportioned among these entities according to the Adviser's determination of the relative need of each of these entities for the Executive's services. The Executive shall account for his efforts on an hourly basis on the basis of a 2,000-hour year. The Adviser authorizes the Executive to serve Management and the Managed Entities. The Adviser shall receive an annual rebate from Management to the extent of the Executive's receipt of compensation, whether salary or bonus (but not stock-based or other equity rewards or non-cash remuneration), based on the percentage of Executive's time spent on non-Company matters. For example, if out of 2,000 hours per year, the Executive spends 1,500 hours on the Company's matters, and 500 hours on matters for Management and its Managed Entities, then Management shall pay the Adviser an amount equal to one-fourth (1/4) of the amount otherwise payable to Executive under Sections 3(a) and 3(b). This co-employment arrangement does not limit the ability of either the Adviser or Management to act independently with respect to the Executive's terms of service, compensation or termination.

        (2)   The Executive shall devote substantially all of his business time, attention and efforts to his duties hereunder. Except as provided for in the preceding clause (1), the Executive will not be employed by any other entity, or serve as Chairman of the Board, co-Chairman of the Board, or non-executive Chairman of the Board of any other entity during the term of this Agreement. The Executive shall diligently perform to the best of his ability all of the duties required of him as Executive Vice President and Chief Investment Officer of the Company, and in the other positions or offices of the Company or its subsidiaries or affiliates required of him hereunder. The Executive shall faithfully adhere to, execute and fulfill all policies established by the Company. Notwithstanding the foregoing provisions of this Section, the Executive may participate as a General Partner of or similar role with Patriot Capital, LLC (and as a member of the investment committee of Patriot Capital, LLC) and may participate in charitable, civic, political, social, trade or other non-profit organizations to the extent such participation does not materially interfere with the performance of his duties hereunder, and may serve as a non-management director of business corporations (or in a like capacity in other for-profit organizations) so long as it does not materially interfere with the Executive's obligations hereunder.

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AMENDMENT TO EMPLOYMENT AGREEMENT
SCHEDULE A
AMENDMENT TO SECTION 2(C) OF EMPLOYMENT AGREEMENT